SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)
By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  October 22,  2012

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM’S Q3 2012 RESULTS BREAK ALL RECORDS
IN TERMS OF REVENUES, OPERATING INCOME, NET
INCOME & EPS

- Record Quarterly Results: $11.5M Revenues, $2.8M Non-GAAP
Operating Income, $2.7M Non-GAAP Net Profit and $0.39 Non-GAAP EPS -

KFAR SAVA, Israel, October 22, 2012 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliance networking solutions, today reported record financial results for the third quarter and first nine months ended September 30, 2012.

Financial Results

Financial results for Q3 2012: For the third quarter of 2012, Silicom’s financial results broke all previous records in terms of revenues, operating income, net income and earnings per share (EPS), demonstrating the continuing strong sales momentum of all its product lines.

Revenues for the quarter reached $11.5 million, a 15% increase compared with $10.0 million in the third quarter of 2011. On a GAAP basis, reported net income for the quarter totalled $2.6 million, or $0.37 per diluted and basic share, up 23% from the $2.1 million, or $0.30 per diluted share ($0.31 per basic share), recorded in the third quarter of 2011.

On a non-GAAP basis (excluding non-cash share-based compensation, as described and reconciled below), net income for the period totalled $2.7 million, or $0.39 per diluted and basic share. This is up 22% from $2.2 million, or $0.32 per diluted and basic share, in the third quarter of 2011.

Financial results for the first nine months of 2012: Silicom’s revenues for the first nine months of 2012 increased by 12% to a record $32.0 million from $28.6 million in the first nine months of 2011.

On a GAAP basis, reported net income for the period totalled $6.8 million, or $0.97 per diluted share ($0.99 per basic share), up 17% from $5.8 million, or $0.83 per diluted share ($0.85 per basic share) in the first nine months of 2011.

On a non-GAAP basis (excluding non-cash share-based compensation, as described and reconciled below), net income for the period totalled $7.2 million, or $1.02 per diluted share ($1.03 per basic share). This is up 16% from $6.2 million, or $0.88 per diluted share ($0.90 per basic share).

Cash Position: As of September 30, 2012, the Company’s cash, cash equivalents, bank deposits and marketable securities totalled $54.8 million, or $7.91 per outstanding share, up $2.0 million compared with the end of the second quarter, and up $5.6 million compared with the end of 2011.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We are very pleased to report another quarter of record results as measured across all parameters, demonstrating the strong momentum of our sales and the leverage inherent in our business model.

“We continue to benefit from some of the IT industry strongest trends – especially the performance and security challenges that are accompanying the rise of Big Data and cloud computing. With a reputation for out-of-the-box technologies, rapid response time and world-class service, we are being sought out by the market’s top server and appliance manufacturers, and they are bringing us a steady stream of new opportunities, Design Wins and ongoing orders. As our customer base continues to grow and diversify, our pool of Design Wins expands, bringing us a growing platform of recurring orders as well as a broader range of new opportunities, often from different divisions within a large corporation. In parallel, our success in remaining a lean organization with an emphasis on brain-power has enabled us to continually increase our profitability as we scale our sales.”

Mr. Orbach concluded, “As such, we feel more confident than ever about our ability to continue to grow and flourish over the short and long term. With unique technologies and products, a top-tier customer base and a second-to-none team, we feel ideally positioned to continue growing in step with our fast-growth target markets.”

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Conference Call Details

The Company will host a conference call today at 9:00am Eastern Time to review and discuss the results and to answer investors’ questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800 917 5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patented new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$9,568	$11,483
Short-term bank deposits	5,046	5,010
Marketable securities	11,587	9,027
Accounts receivables: Trade, net	9,477	8,613
Accounts receivables: Other	1,460	1,597
Inventories	13,440	11,173
Deferred tax assets	44	48
Total current assets	50,622	46,951

Marketable securities	28,623	23,667
Assets held for employees’ severance benefits	1,306	1,275
Deferred tax assets	109	135
Property, plant and equipment, net	1,110	837

Total assets	$81,770	$72,865

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$5,318	$3,978
Other accounts payable and accrued expenses	2,831	2,460
Total current liabilities	8,149	6,438

Liability for employees’ severance benefits	2,165	2,153

Total liabilities	10,314	8,591

Shareholders' equity
Ordinary shares and additional paid-in capital	35,607	35,265
Treasury shares	(38)	(38)
Retained earnings	35,887	29,047
Total Shareholders' equity	71,456	64,274

Total liabilities and shareholders' equity	$81,770	$72,865

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended June 30,
	2012	2011	2012	2011
Sales	$11,522	$10,019	$32,036	$28,553
Cost of sales	6,515	5,649	18,442	16,061
Gross profit	5,007	4,370	13,594	12,492

Research and development expenses	1,028	1,036	3,111	3,094
Selling and marketing expenses	799	619	2,079	1,949
General and administrative expenses	502	473	1,564	1,447
Total operating expenses	2,329	2,128	6,754	6,490

Operating income	2,678	2,242	6,840	6,002

Financial income, net	172	19	624	352
Income before income taxes	2,850	2,261	7,464	6,354
Income taxes	269	157	624	511
Net income	$2,581	$2,104	$6,840	$5,843

Basic income per ordinary share (US$)	$0.37	$0.31	$0.99	$0.85

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,931	6,892	6,929	6,889

Diluted income per ordinary share (US$)	$0.37	$0.30	$0.97	$0.83

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,020	7,012	7,021	7,013

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period
	ended September 30,
	2012			2011
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$11,522		$11,522	$10,019
Cost of sales	6,515	9	6,506	5,643
Gross profit	5,007		5,016	4,376

Research and development expenses	1,028	28	1,000	1,012
Selling and marketing expenses	799	34	765	585
General and administrative expenses	502	53	449	427
Total operating expenses	2,329		2,214	2,024

Operating income	2,678		2,802	2,352

Financial income, net	172		172	19
Income before income taxes	2,850		2,974	2,371
Income taxes	269		269	157
Net income	$2,581		$2,705	$2,214

Basic income per ordinary share (US$)	$0.37		$0.39	$0.32

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,931		6,931	6,892

Diluted income per ordinary share (US$)	$0.37		$0.39	$0.32

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,020		7,020	7,012

Total Adjustments		124

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Nine-month period
	ended September 30,
	2012			2011
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$32,036		$32,036	$28,553
Cost of sales	18,442	17	18,425	16,042
Gross profit	13,594		13,611	12,511

Research and development expenses	3,111	70	3,041	3,020
Selling and marketing expenses	2,079	94	1,985	1,846
General and administrative expenses	1,564	139	1,425	1,308
Total operating expenses	6,754		6,451	6,174

Operating income	6,840		7,160	6,337

Financial income, net	624		624	352
Income before income taxes	7,464		7,784	6,689
Income taxes	624		624	511
Net income	$6,840		$7,160	$6,178

Basic income per ordinary share (US$)	$0.99		$1.03	$0.90

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,929		6,929	6,889

Diluted income per ordinary share (US$)	$0.97		$1.02	$0.88

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,021		7,021	7,013

Total Adjustments		320

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))